SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

EXPLANATORY NOTE

This amendment (the “Amendment”) amends Sony Corporation’s (“Sony”) Form 6-K that was filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2017 (the “Form 6-K”).

The Amendment amends and restates Sony’s consolidated financial statements for the fiscal year ended March 31, 2017 (the “CFS”) as filed on the Form 6-K. Sony amended the CFS solely to correct the fair value of plan assets for foreign pension plans as of March 31, 2017 from 111,899 million Japanese yen to 207,406 million Japanese yen (see page 53, Note 15, “Pension and severance plans”).

Other than as expressly set forth above, the Amendment does not revise, update or amend the information presented in the CFS filed on the Form 6-K.

SONY

Consolidated Financial Statements

For the fiscal year ended March 31, 2017

Sony Corporation

TOKYO, JAPAN

Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2017 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2017.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2017, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

May 22, 2017

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	983,612	960,142
Marketable securities	946,397	1,051,441
Notes and accounts receivable, trade	926,375	1,006,961
Allowance for doubtful accounts and sales returns	(72,783)	(53,150)
Inventories	683,146	640,835
Other receivables	206,058	223,632
Deferred income taxes	40,940	—
Prepaid expenses and other current assets	482,982	525,861
Total current assets	4,196,727	4,355,722
Film costs	301,228	336,928
Investments and advances:
Affiliated companies	164,874	149,371
Securities investments and other	9,069,209	9,962,422
	9,234,083	10,111,793
Property, plant and equipment:
Land	121,707	117,293
Buildings	655,379	666,381
Machinery and equipment	1,795,991	1,842,852
Construction in progress	69,286	28,779
	2,642,363	2,655,305
Less – Accumulated depreciation	1,821,545	1,897,106
	820,818	758,199
Other assets:
Intangibles, net	615,754	584,185
Goodwill	606,290	522,538
Deferred insurance acquisition costs	511,834	568,837
Deferred income taxes	97,639	98,958
Other	289,017	323,396
	2,120,534	2,097,914
Total assets	16,673,390	17,660,556

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2016	2017
LIABILITIES
Current liabilities:
Short-term borrowings	149,272	464,655
Current portion of long-term debt	187,668	53,424
Notes and accounts payable, trade	550,964	539,900
Accounts payable, other and accrued expenses	1,367,115	1,394,758
Accrued income and other taxes	88,865	106,037
Deposits from customers in the banking business	1,912,673	2,071,091
Other	574,193	591,874
Total current liabilities	4,830,750	5,221,739
Long-term debt	556,605	681,462
Accrued pension and severance costs	462,384	396,715
Deferred income taxes	450,926	432,824
Future insurance policy benefits and other	4,509,215	4,834,492
Policyholders’ account in the life insurance business	2,401,320	2,631,073
Other	330,302	314,771
Total liabilities	13,541,502	14,513,076
Redeemable noncontrolling interest	7,478	12,058
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
2016 – Shares authorized: 3,600,000,000; shares issued: 1,262,493,760	858,867
2017 – Shares authorized: 3,600,000,000; shares issued: 1,263,763,660		860,645
Additional paid-in capital	1,325,719	1,275,337
Retained earnings	936,331	984,368
Accumulated other comprehensive income –
Unrealized gains on securities, net	140,736	126,635
Unrealized losses on derivative instruments, net	(1,198)	(58)
Pension liability adjustment	(371,739)	(308,736)
Foreign currency translation adjustments	(421,117)	(436,610)
	(653,318)	(618,769)
Treasury stock, at cost
Common stock
2016 – 1,047,745 shares	(4,259)
2017 – 1,073,222 shares		(4,335)
	2,463,340	2,497,246
Noncontrolling interests	661,070	638,176
Total equity	3,124,410	3,135,422
Total liabilities and equity	16,673,390	17,660,556

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2015	2016	2017
Sales and operating revenue:
Net sales	7,035,537	6,949,357	6,443,328
Financial services revenue	1,077,604	1,066,319	1,080,284
Other operating revenue	102,739	90,036	79,638
	8,215,880	8,105,712	7,603,250
Costs and expenses:
Cost of sales	5,275,144	5,166,894	4,753,010
Selling, general and administrative	1,811,461	1,691,930	1,505,956
Financial services expenses	882,990	907,758	910,144
Other operating expense, net	181,658	47,171	149,001
	8,151,253	7,813,753	7,318,111
Equity in net income of affiliated companies	3,921	2,238	3,563
Operating income	68,548	294,197	288,702
Other income:
Interest and dividends	12,887	12,455	11,459
Gain on sale of securities investments, net	8,714	52,068	225
Other	3,475	2,326	2,734
	25,076	66,849	14,418
Other expenses:
Interest	23,600	25,286	14,544
Loss on devaluation of securities investments	852	3,309	7,629
Foreign exchange loss, net	20,533	20,565	22,181
Other	8,910	7,382	7,147
	53,895	56,542	51,501
Income before income taxes	39,729	304,504	251,619
Income taxes:
Current	80,751	94,578	100,260
Deferred	7,982	211	23,798
	88,733	94,789	124,058
Net income (loss)	(49,004)	209,715	127,561
Less - Net income attributable to noncontrolling interests	76,976	61,924	54,272
Net income (loss) attributable to Sony Corporation’s stockholders	(125,980)	147,791	73,289

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2015	2016	2017
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	(113.04)	119.40	58.07
– Diluted	(113.04)	117.49	56.89
Cash dividends	—	20.00	20.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2015	2016	2017
Net income (loss)	(49,004)	209,715	127,561
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	38,718	2,220	(30,293)
Unrealized gains (losses) on derivative instruments	—	(1,198)	1,140
Pension liability adjustment	(21,187)	(171,753)	63,232
Foreign currency translation adjustments	65,790	(83,899)	(17,988)
Total comprehensive income (loss)	34,317	(44,915)	143,652
Less – Comprehensive income attributable to noncontrolling interests	93,995	75,329	35,814
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(59,678)	(120,244)	107,838

The accompanying notes are an integral part of these statements.

8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2015	2016	2017
Cash flows from operating activities:
Net income (loss)	(49,004)	209,715	127,561
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	354,624	397,091	327,048
Amortization of film costs	272,941	299,587	297,505
Accrual for pension and severance costs, less payments	9,638	(6,383)	9,297
Other operating expense, net	181,658	47,171	149,001
(Gain) loss on sale or devaluation of securities investments, net	(7,916)	(48,857)	7,404
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(100,729)	44,821	(55,789)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,397)	2,653	47
Deferred income taxes	7,982	211	23,798
Equity in net loss of affiliated companies, net of dividends	2,269	5,045	4,409
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	33,843	(5,828)	(37,529)
(Increase) decrease in inventories	113,485	(57,804)	11,199
Increase in film costs	(252,403)	(318,391)	(331,179)
Decrease in notes and accounts payable, trade	(118,577)	(49,525)	(1,386)
Increase (decrease) in accrued income and other taxes	(11,033)	(23,607)	26,701
Increase in future insurance policy benefits and other	460,336	403,392	433,803
Increase in deferred insurance acquisition costs	(79,861)	(83,774)	(93,234)
Increase in marketable securities held in the financial services business for trading purposes	(51,565)	(107,433)	(81,456)
(Increase) decrease in other current assets	16,276	21,299	(21,402)
Increase (decrease) in other current liabilities	86,718	(25,751)	79,114
Other	(112,645)	45,457	(65,650)
Net cash provided by operating activities	754,640	749,089	809,262

(Continued on following page.)

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2015	2016	2017
Cash flows from investing activities:
Payments for purchases of fixed assets	(215,916)	(375,411)	(333,509)
Proceeds from sales of fixed assets	36,777	26,472	13,098
Payments for investments and advances by financial services business	(960,045)	(1,221,093)	(1,233,290)
Payments for investments and advances (other than financial services business)	(20,029)	(20,830)	(17,208)
Proceeds from sales or return of investments and collections of advances by financial services business	482,537	534,072	289,901
Proceeds from sales or return of investments and collections of advances (other than financial services business)	49,479	81,535	16,078
Proceeds from sales of businesses	93	17,790	3,262
Other	(12,532)	(72,938)	7,695
Net cash used in investing activities	(639,636)	(1,030,403)	(1,253,973)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	18,507	19,076	254,695
Payments of long-term debt	(258,102)	(270,669)	(261,299)
Increase (decrease) in short-term borrowings, net	(51,013)	92,153	317,827
Increase in deposits from customers in the financial services business, net	57,464	165,169	277,152
Proceeds from issuance of convertible bonds	—	120,000	—
Proceeds from issuance of new shares of common stock	—	301,708	—
Dividends paid	(13,160)	(12,751)	(25,301)
Payment for purchase of Sony/ATV shares from noncontrolling interests	—	—	(76,565)
Other	(16,891)	(34,564)	(34,207)
Net cash provided by (used in) financing activities	(263,195)	380,122	452,302
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(31,061)
Net increase (decrease) in cash and cash equivalents	(97,053)	34,199	(23,470)
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	983,612
Cash and cash equivalents at end of the fiscal year	949,413	983,612	960,142
Supplemental data:
Cash paid during the fiscal year for –
Income taxes	97,775	138,770	106,054
Interest	21,982	26,166	13,877
Non-cash investing and financing activities –
Conversion of convertible bonds	118,780	—	—
Obtaining assets by entering into capital leases	10,714	14,759	8,457
Collections of deferred proceeds from sales of receivables –	22,512	2,298	1,202

The accompanying notes are an integral part of these statements.

10

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	646,654	1,127,090	940,262	(451,585)	(4,284)	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	994	994				1,988		1,988
Conversion of zero coupon convertible bonds	59,390	59,390				118,780		118,780
Stock-based compensation		873				873		873

Comprehensive income:
Net income (loss)			(125,980)			(125,980)	76,976	(49,004)
Other comprehensive income, net of tax –
Unrealized gains on securities				26,644		26,644	12,074	38,718
Pension liability adjustment				(21,092)		(21,092)	(95)	(21,187)
Foreign currency translation adjustments				60,750		60,750	5,040	65,790
Total comprehensive income (loss)						(59,678)	93,995	34,317

Stock issue costs, net of tax			(517)			(517)		(517)
Dividends declared			—			—	(14,108)	(14,108)
Purchase of treasury stock					(101)	(101)		(101)
Reissuance of treasury stock		(99)			165	66		66
Transactions with noncontrolling interests shareholders and other		(2,471)				(2,471)	6,501	4,030
Balance at March 31, 2015	707,038	1,185,777	813,765	(385,283)	(4,220)	2,317,077	611,392	2,928,469

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	707,038	1,185,777	813,765	(385,283)	(4,220)	2,317,077	611,392	2,928,469
Issuance of new shares	150,854	150,854				301,708		301,708
Exercise of stock acquisition rights	975	975				1,950		1,950
Stock-based compensation		1,516				1,516		1,516

Comprehensive income:
Net income			147,791			147,791	61,924	209,715
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities				(13,417)		(13,417)	15,637	2,220
Unrealized losses on derivative instruments				(1,198)		(1,198)		(1,198)
Pension liability adjustment				(170,608)		(170,608)	(1,145)	(171,753)
Foreign currency translation adjustments				(82,812)		(82,812)	(1,087)	(83,899)
Total comprehensive income (loss)						(120,244)	75,329	(44,915)

Stock issue costs, net of tax		(1,478)				(1,478)		(1,478)
Dividends declared			(25,225)			(25,225)	(20,868)	(46,093)
Purchase of treasury stock					(110)	(110)		(110)
Reissuance of treasury stock		(12)			71	59		59
Transactions with noncontrolling interests shareholders and other		(11,913)				(11,913)	(4,783)	(16,696)
Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410

(Continued on following page.)

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SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	1,778	1,778				3,556		3,556
Stock-based compensation		1,601				1,601		1,601

Comprehensive income:
Net income			73,289			73,289	54,272	127,561
Other comprehensive income, net of tax –
Unrealized losses on securities				(14,101)		(14,101)	(16,192)	(30,293)
Unrealized gains on derivative instruments				1,140		1,140		1,140
Pension liability adjustment				63,003		63,003	229	63,232
Foreign currency translation adjustments				(15,493)		(15,493)	(2,495)	(17,988)
Total comprehensive income						107,838	35,814	143,652

Stock issue costs, net of tax		(30)				(30)		(30)
Dividends declared			(25,252)			(25,252)	(17,068)	(42,320)
Purchase of treasury stock					(114)	(114)		(114)
Reissuance of treasury stock		(10)			38	28		28
Transactions with noncontrolling interests shareholders and other		(53,721)				(53,721)	(41,640)	(95,361)
Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422

The accompanying notes are an integral part of these statements.

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Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

13

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as mobile phones, game hardware and software, network services, still and video cameras, televisions, audio and video recorders and players, and semiconductors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the Internet. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary.

2.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile.

(1) Significant accounting policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership interest are recorded in earnings within the fiscal year in which the change in interest transactions occur.

Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

14

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could significantly differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, are included in earnings.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other

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comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due from customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Semiconductors, Components and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights, which are recognized when the license period begins and the program is available for use, and consist of acquired programming to be aired on Sony’s worldwide channel network. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use. Broadcasting rights are amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate, although broadcasting rights licensed under multi-year live-event sports programming agreements are generally amortized based on the ratio of the current period’s actual advertising revenue and an allocation of subscription fee revenue to the estimated total remaining attributable revenues. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event or change in circumstances would include unfavorable variances from established business plans,

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significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management.

In the fiscal year ended March 31, 2017, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a two-step quantitative impairment process which involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of a reporting unit or indefinite lived intangible asset is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions, including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Consideration is also given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple applied to the final year of the forecasted earnings, which also takes into consideration a control premium. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights; know-how; license agreements; trademarks; software to be sold, leased or otherwise marketed; and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Capitalized software -

The costs related to establishing the technological feasibility of software to be sold, leased or otherwise marketed are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

The costs incurred for internal-use software during the application development stage are capitalized and amortized, mainly to selling, general and administrative expenses, on a straight-line basis over the estimated useful life. Costs related to the preliminary project stage and post implementation activities are expensed as incurred.

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Deferred insurance acquisition costs -

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the MC, G&NS, IP&S and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss would be recognized during the period for the amount by which the carrying value of the asset or asset group exceeds estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Sony has elected the fair value option in the banking business for certain foreign securities. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on the translation of these securities to be included in current earnings.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

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These levels are:

Level 1 —	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 —	Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.
Level 3 —	One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value on a gross basis. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment had hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument was carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized immediately in earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized immediately in earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge

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accounting. Hedge ineffectiveness, if any, is included immediately in earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Stock-based compensation is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the MC, G&NS, IP&S, HE&S, Semiconductors, Components and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives. Revenues from prepaid subscription fees, such as within the G&NS segment, are recognized ratably over the subscription term.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software or film revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred.

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Certain motion picture and television program licensing arrangements involve an allocation to multiple elements, for example a fee for multiple territories and availability dates, that is based on relative fair value using management’s best estimate. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, individual annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

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Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller, including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2015, 2016 and 2017, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses, totaled 10,503 million yen, 13,178 million yen and 12,046 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television productions.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expenses relate to promoting and selling products and include items such as advertising, promotion, shipping and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs, such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries, in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is

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more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

(2) Recently adopted accounting pronouncements

Amendments to the consolidation analysis -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement -

In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This ASU does not affect the accounting for service contracts by a customer. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Balance sheet classification of deferred taxes -

In November 2015, the FASB issued ASU 2015-17 amending the presentation of deferred income taxes and requiring that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet. This ASU is effective for Sony as of March 31, 2017 and is adopted prospectively. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

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(3) Recent accounting pronouncements not yet adopted

Revenue from contracts with customers -

In May 2014, the FASB issued ASU 2014-09 addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for one year and permits early adoption as of the original effective date of ASU 2014-09. Subsequently, the FASB issued several clarifications and updates to the guidance, the most recent of which was issued in December 2016. This guidance will be effective for the first quarter of Sony’s fiscal year beginning April 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior period presented (“full retrospective method”), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (“modified retrospective method”). Sony currently expects to adopt this guidance using the modified retrospective method. Sony has made significant progress toward completing its assessment of the impact of adopting the guidance. Sony expects that this guidance will primarily impact the timing of revenue recognition for certain transactions in the Pictures segment. In particular, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is expected to be recognized when the licensed content becomes available under the renewal or extension instead of when the agreement is renewed or extended, and (2) licensing revenue associated with certain minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is expected to be recognized over the license term instead of at the inception of the license term. Sony continues to assess the potential impact that the guidance may have on these and certain other transactions, and as a result, Sony’s preliminary conclusions as to the impact of this guidance are subject to change.

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. This ASU will be effective for Sony as of April 1, 2018. Although the effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position, Sony anticipates that the adoption of this ASU will increase the volatility of Sony’s other income (expenses), net, resulting from the remeasurement of Sony’s equity investments.

Leases -

In February 2016, the FASB issued ASU 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet. The guidance is to be applied using a modified retrospective approach from the earliest period presented and includes optional practical expedients. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2019, and early adoption is permitted. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Measurement of credit losses on financial instruments -

In June 2016, the FASB issued ASU 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2020, with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2019. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income-tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under current U.S. GAAP, recognition of the income tax consequences for asset transfers other than inventory cannot be recognized until the asset is sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

23

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018, with early adoption permitted as of the fiscal year beginning April 1, 2017. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Simplifying the test for goodwill impairment -

In January 2017, the FASB issued ASU 2017-04 to simplify the accounting for goodwill impairment. This ASU eliminates the second step from the goodwill impairment test. Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This ASU will be effective for Sony as of April 1, 2020 and applied prospectively, with early adoption permitted for goodwill impairment tests with a measurement date after January 1, 2017. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU is effective for Sony as of April 1, 2018, with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2017. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08, which requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU will be effective for Sony as of April 1, 2019. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

(4) Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2015 and 2016 have been made to conform to the presentation for the fiscal year ended March 31, 2017.

(5) Out-of-period adjustments

For the fiscal year ended March 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2012 and continued until it was identified by Sony during the fiscal year ended March 31, 2015. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and decreased income before income taxes in the consolidated statements of income by 5,104 million yen in the aggregate for the fiscal year ended March 31, 2015. Sony determined that the adjustment was not material to the consolidated financial statements for the year ended March 31, 2015 or any prior periods.

For the fiscal year ended March 31, 2016, Sony recorded an out-of-period adjustment to correct an error in the amount of accruals for certain sales incentives being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2009 and continued until it was identified by Sony during the fiscal year ended March 31, 2016. The adjustment, which related to the HE&S segment, impacted net sales and increased income before income taxes in the consolidated statements of income by 8,447 million yen for the fiscal year ended March 31, 2016. Sony determined that the adjustment was not material to the consolidated financial statements for the fiscal year ended March 31, 2016 or any prior periods.

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3. Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Finished products	448,273	399,850
Work in process	130,383	140,718
Raw materials, purchased components and supplies	104,490	100,267

Inventories	683,146	640,835

4. Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Motion picture productions:
Released	75,218	80,539
Completed and not released	2,304	5,608
In production and development	95,268	94,197

Television productions:
Released	88,538	120,693
In production and development	14,410	7,707

Broadcasting rights	62,589	65,725
Less: current portion of broadcasting rights included in inventories	(37,099)	(37,541)
Film costs	301,228	336,928

Sony estimates that approximately 93% of the unamortized film costs of released motion picture and television productions at March 31, 2017 will be amortized within the next three years. Approximately 142 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 167 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

25

5. Investments in affiliated companies

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions March 31
	2016	2017
Current assets	367,465	361,492
Noncurrent assets	773,126	834,765
Current liabilities	245,731	248,450
Noncurrent liabilities and noncontrolling interests	709,134	761,546
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Net revenues	308,399	358,256	387,229
Operating income	34,962	32,884	37,800
Net income (loss) attributable to controlling interests	(5,461)	8,388	11,529
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”), which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third-party investor of Sony’s U.S.- based music publishing subsidiary in which Sony holds a 74.9% ownership interest. Sony accounts for its interest in DHP under the equity method. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP. DHP was determined to be a variable interest entity (“VIE”) as described in Note 23.

On January 30, 2017, Sony sold 17,302,700 shares of its 127,381,600 shares in its affiliated company M3, Inc. (“M3”) to a third party for cash consideration of 51,968 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony’s share ownership decreased from 39.35% to 34.0% of the issued and outstanding shares of M3 and Sony recorded a gain of 37,167 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017. Sony continues to account for its remaining interest in M3 under the equity method. Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 95,609 million yen at March 31, 2017. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2016 and 2017.

Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 96,494 million yen and 314,188 million yen, respectively, as of March 31, 2017.

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The number of affiliated companies accounted for under the equity method as of March 31, 2016 and 2017 were 102 and 109, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2016	2017
Accounts receivable, trade	9,740	10,873
Accounts payable, trade	2,044	2,525
Capital lease obligations	21,025	10,105

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales	29,393	33,569	31,238
Purchases	1,498	2,259	1,966
Lease payments	36,642	32,291	16,492

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2015, 2016 and 2017. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Note 8.

MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2016 and 2017, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 4,741 million yen and 4,922 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2016 and 2017, transactions were 22,576 million yen and 13,752 million yen, respectively, which are mainly included in general and administrative expenses. Refer to Note 25.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2015, 2016 and 2017 were 6,149 million yen, 7,282 million yen and 7,970 million yen, respectively.

6.   Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the Electronics business. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2015, 2016 and 2017 were 633,190 million yen, 53,267 million yen and 73,185 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2015, 2016 and 2017 were insignificant.

Certain programs require that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred are initially recorded at estimated fair value using a discounted cash flow model and are included in other current assets and other long-term assets. The significant assumptions used in valuing the deferred proceeds are the discount rate, the timing and amount of the cash flows. Sony includes collections on deferred proceeds as cash flows within operating activities in the consolidated statements of cash flows when the receivables are the result of operating activities and the associated interest rate risk is insignificant due to their short-term nature. When the interest rate risk associated with the deferred proceeds is greater than insignificant or the receivables are long-term in nature, as is the case for the program in the Pictures segment, Sony includes collections on deferred proceeds as cash flows within investing activities in the consolidated statements of cash flows.

In August 2014, Sony terminated an accounts receivable sales program within the Electronics business in the United States. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Total trade receivables sold	50,400	—	—
Deferred proceeds	16,150	—	—
Collections of deferred proceeds	22,512	—	—

In May 2016, Sony terminated an accounts receivable sales program within the Pictures segment in the United States. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 30,893 million yen and 30,291 million yen as of March 31, 2015 and 2016, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Total trade receivables sold	4,237	2,918	238
Deferred proceeds	4,237	2,918	238
Collections of deferred proceeds	—	2,298	1,202

Certain of the accounts receivable sales programs above also involve VIEs. Refer to Note 23.

7.    Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2016				March 31, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,136,478	218,863	(6)	1,355,335	1,161,493	182,836	(928)	1,343,401
Japanese local government bonds	60,707	86	(254)	60,539	60,450	144	(63)	60,531
Japanese corporate bonds	132,739	11,472	(230)	143,981	163,785	7,864	(1,846)	169,803
Foreign government bonds	35,896	5,724	(160)	41,460	27,601	359	(918)	27,042
Foreign corporate bonds	415,994	5,738	(3,185)	418,547	396,097	4,168	(719)	399,546
Other	884	0	—	884	15,192	—	(0)	15,192
	1,782,698	241,883	(3,835)	2,020,746	1,824,618	195,371	(4,474)	2,015,515
Equity securities	44,752	70,590	(21)	115,321	55,928	69,937	(377)	125,488
Held-to-maturity securities:
Japanese national government bonds	5,353,080	2,020,621	—	7,373,701	5,661,191	1,520,904	(30,553)	7,151,542
Japanese local government bonds	4,480	522	—	5,002	4,101	449	—	4,550
Japanese corporate bonds	61,811	17,382	—	79,193	230,011	12,346	(22,071)	220,286
Foreign government bonds	42,934	10,631	—	53,565	253,019	5,269	(22,868)	235,420
Foreign corporate bonds	198	24	—	222	198	18	—	216
	5,462,503	2,049,180	—	7,511,683	6,148,520	1,538,986	(75,492)	7,612,014
Total	7,289,953	2,361,653	(3,856)	9,647,750	8,029,066	1,804,294	(80,343)	9,753,017

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2017
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	139,341	135,351	6,972	7,058
Due after one year through five years	411,540	416,016	19,916	20,761
Due after five years through ten years	283,286	318,272	337,696	390,072
Due after ten years	990,451	1,145,876	5,783,936	7,194,123
Total	1,824,618	2,015,515	6,148,520	7,612,014

Proceeds from sales of available-for-sale securities were 217,651 million yen, 315,043 million yen and 75,319 million yen for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. On these sales, gross realized gains were 15,656 million yen, 67,205 million yen and 2,297 million yen and gross realized losses were 32 million yen, 186 million yen and 37 million yen, respectively, for the fiscal years ended March 31, 2015, 2016 and 2017. Included in the gross realized gains of available-for-sale securities is 46,757 million yen from the sale of Olympus shares in the fiscal year ended March 31, 2016.

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 799,241 million yen and 921,320 million yen as of March 31, 2016 and 2017, respectively. Sony recorded net unrealized gains of 100,312 million yen, net unrealized losses of 45,841 million yen, and net unrealized gains of 56,593 million yen for the fiscal years ended March 31 2015, 2016 and 2017, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2016 and 2017 totaled 71,750 million yen and 61,323 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2016 and 2017.

	Yen in millions
	March 31, 2016
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	2,056	(6)	—	—	2,056	(6)
Japanese local government bonds	38,383	(223)	2,929	(31)	41,312	(254)
Japanese corporate bonds	41,206	(201)	3,125	(29)	44,331	(230)
Foreign government bonds	5,882	(147)	1,140	(13)	7,022	(160)
Foreign corporate bonds	127,369	(2,535)	30,919	(650)	158,288	(3,185)
	214,896	(3,112)	38,113	(723)	253,009	(3,835)
Equity securities	166	(10)	10	(11)	176	(21)
Total	215,062	(3,122)	38,123	(734)	253,185	(3,856)

	Yen in millions
	March 31, 2017
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,825	(909)	2,018	(19)	54,843	(928)
Japanese local government bonds	3,793	(6)	14,270	(57)	18,063	(63)
Japanese corporate bonds	53,302	(1,761)	20,489	(85)	73,791	(1,846)
Foreign government bonds	10,258	(577)	7,792	(341)	18,050	(918)
Foreign corporate bonds	27,944	(143)	24,662	(576)	52,606	(719)
	148,122	(3,396)	69,231	(1,078)	217,353	(4,474)
Equity securities	11,878	(370)	9	(7)	11,887	(377)
Held-to-maturity securities:
Japanese national government bonds	277,328	(30,553)	—	—	277,328	(30,553)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	146,004	(22,071)	—	—	146,004	(22,071)
Foreign government bonds	196,740	(22,868)	—	—	196,740	(22,868)
Foreign corporate bonds	—	—	—	—	—	—
	620,072	(75,492)	—	—	620,072	(75,492)
Total	780,072	(79,258)	69,240	(1,085)	849,312	(80,343)

For the fiscal years ended March 31, 2015, 2016 and 2017, total realized impairment losses were 949 million yen, 3,566 million yen and 7,566 million yen, respectively.

At March 31, 2017, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.   Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions, as well as sale and leaseback transactions for office buildings, machinery and equipment.

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2016	2017
Machinery, equipment and others	123,816	66,722
Film costs	6,696	4,943
Accumulated amortization	(96,270)	(53,330)
	34,242	18,335

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2017:

Fiscal year ending March 31	Yen in millions
2018	7,686
2019	6,765
2020	6,039
2021	5,095
2022	2,857
Later fiscal years	5,098
Total minimum lease payments	33,540
Less - Amount representing interest	2,310
Present value of net minimum lease payments	31,230
Less - Current obligations	7,344
Long-term capital lease obligations	23,886

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2017 are as follows:

Fiscal year ending March 31	Yen in millions
2018	54,727
2019	37,464
2020	46,378
2021	23,647
2022	19,044
Later fiscal years	87,260
Total minimum future rentals	268,520

Rental expenses under operating leases for the fiscal years ended March 31, 2015, 2016 and 2017 were 92,828 million yen, 94,000 million yen and 77,976 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2015, 2016 and 2017 were 1,180 million yen, 1,138 million yen and 1,157 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2017 were 1,831 million yen.

(3)	Sale and leaseback transactions

Sale and leaseback transactions with SFIL -

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. In the fiscal years ended March 31, 2015, 2016 and 2017, transactions with total proceeds of 8,391 million yen, 1,856 million yen and 2,679 million yen, respectively and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

9.  Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2017 totaled 109,726 million yen, of which 109,492 million yen is subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	4,417	7
Software to be sold, leased or otherwise marketed	17,004	3
Internal-use software	58,097	5
Other	29,974	11

In the fiscal year ended March 31, 2017, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2016		March 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	337,675	(223,738)	317,337	(251,401)
Customer relationships	36,925	(12,531)	37,289	(15,585)
Trademarks	29,825	(12,979)	31,630	(15,554)
Software to be sold, leased or otherwise marketed	126,743	(94,009)	117,897	(86,661)
Internal-use software	448,109	(297,057)	473,750	(310,408)
Music catalogs	217,056	(91,303)	218,321	(95,367)
Artist contracts	31,923	(28,857)	31,393	(29,001)
Television carriage contracts (broadcasting agreements)	59,607	(15,563)	74,780	(21,986)
Other	59,218	(47,475)	62,212	(46,624)
Total	1,347,081	(823,512)	1,364,609	(872,587)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2015, 2016 and 2017 was 132,228 million yen, 125,616 million yen and 121,634 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2018	104,291
2019	74,247
2020	56,934
2021	42,996
2022	30,253

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Trademarks	70,081	70,220
Distribution agreements	18,834	18,834
Other	3,270	3,109
Total	92,185	92,163

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2016 and 2017 are as follows:

	Yen in millions
	MC	G&NS	IP&S	HE&S	Semicon-ductors	Compo- nents	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2015:
Goodwill - gross	179,331	154,399	7,186	5,320	33,006	4,756	224,239	132,675	3,020	24,386	768,318
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	—	(306)	(706)	(24,386)	(207,063)
Goodwill	3,286	154,399	6,886	—	33,006	4,756	224,239	132,369	2,314	—	561,255
Increase (decrease) due to:
Acquisitions*1	—	—	1,589	—	18,035	2,599	12,082	38,487	—	—	72,792
Sales and dispositions	—	—	—	—	—	—	—	—	—	—	—
Impairments	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	(2,106)	(138)	—	(1,420)	(205)	(14,804)	(9,084)	—	—	(27,757)
Other	—	—	—	—	—	—	—	—	—	—	—
Balance, March 31, 2016:
Goodwill - gross	179,331	152,293	8,637	5,320	49,621	7,150	221,517	162,078	3,020	24,386	813,353
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	—	(306)	(706)	(24,386)	(207,063)
Goodwill	3,286	152,293	8,337	—	49,621	7,150	221,517	161,772	2,314	—	606,290
Increase (decrease) due to:
Acquisitions*2	—	—	—	—	—	—	29,363	7,689	61	—	37,113
Sales and dispositions	—	—	—	—	—	—	(60)	—	—	—	(60)
Impairments	—	—	—	—	—	—	(112,069)	—	—	—	(112,069)
Translation adjustments	—	(355)	(186)	—	(77)	(11)	(598)	(3,351)	—	—	(4,578)
Other	—	—	—	—	(1,475)	(2,683)	—	—	—	—	(4,158)
Balance, March 31, 2017:
Goodwill - gross	179,331	151,938	8,451	5,320	48,069	4,456	246,085	166,416	3,081	24,386	837,533
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	(107,932)	(306)	(706)	(24,386)	(314,995)
Goodwill	3,286	151,938	8,151	—	48,069	4,456	138,153	166,110	2,375	—	522,538

Sony realigned its business segments during the fiscal year ended March 31, 2017. As a result of this realignment, Sony has separated the Devices segment into the Semiconductors segment and the Components segment. As part of this realignment, the carrying amounts of associated goodwill for the former Devices segment have been reclassified into the Semiconductors segment and the Components segment using relative fair value method for the fiscal years ended March 31, 2015 and 2016. Refer to Note 28.

*1 Acquisitions for the fiscal year ended March 31, 2016 relate mainly to the Altair Semiconductor Ltd. (“Altair”) acquisition in the Semiconductors segment and the Components segment, and the Orchard Media, Inc. (“The Orchard”) acquisition in the Music segment. Refer to Note 24.

*2 Acquisitions for the fiscal year ended March 31, 2017 relate mainly to the TEN Sports Network acquisition in the Pictures segment. Refer to Note 24.

Impairment of goodwill related to mobile communications business -

During the fiscal year ended March 31, 2015, Sony recorded an impairment loss of 176,045 million yen in the MC segment. The goodwill impairment reflected a revision in the strategy for the MC business to concentrate on its premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors. The impairment loss is included in other operating expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment. Refer to Note 13.

In conjunction with Sony’s review for goodwill impairment, Sony also assessed whether the carrying amount of any of the tangible or definite-lived intangible assets of the MC segment was recoverable. As a result of the assessment, Sony determined that there were no tangible or definite-lived intangible assets within the MC segment that were impaired.

Impairment of goodwill in the Pictures segment -

During the fiscal year ended March 31, 2017, Sony made a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment primarily due to a lowering of previous expectations regarding the home entertainment business, mainly driven by an acceleration of market decline. The future profitability projection for the Motion Pictures business also reflected a reduction in underlying profitability projections of film performance largely mitigated by measures identified to improve the profitability of the Motion Pictures business.

Sony assessed the aforementioned events and circumstances and determined that it was more likely than not that the fair value of the Production & Distribution reporting unit (which includes the Motion Pictures and the Television Productions businesses) was less than its carrying value. Accordingly, Sony conducted the goodwill impairment tests using this new profitability projection and recalculated the implied fair value of the goodwill of the reporting unit. As a result of this recalculation, the carrying value of the goodwill was determined to be zero.

Consequently, the entire amount of the goodwill in the Production & Distribution reporting unit, 112,069 million yen, was impaired, in the fiscal year ended March 31, 2017. The impairment loss is included in other operating expense, net in the consolidated statements of income, and is recorded entirely within the Pictures segment. The remaining carrying amount of goodwill in the Pictures segment as of March 31, 2017 is related to the Media Networks business.

10.     Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using the net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2016 and 2017 were 510,501 million yen and 502,999 million yen, respectively.

(1)     Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2015, 2016 and 2017 were 693,132 million yen, 803,549 million yen and 754,242 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2015, 2016 and 2017 were 90,431 million yen, 93,928 million yen and 97,581 million yen, respectively.

(2)     Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2015, 2016 and 2017 amounted to 56,530 million yen, 92,203 million yen and 36,130 million yen, respectively.

(3)     Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.0% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2016 and 2017, future insurance policy benefits amounted to 4,497,951 million yen and 4,823,687 million yen, respectively.

(4)     Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.8% to 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment educational endowment contracts, individual variable annuities and policies after the start of annuity payments. The credited rates associated with investment contracts, except for individual variable annuities, range from 0.01% to 6.3%. For individual variable annuities, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio.

Policyholders’ account in the life insurance business is comprised of the following:	Yen in millions
	March 31
	2016	2017
Universal life insurance	1,634,642	1,809,142
Investment contracts	638,737	686,182
Other	127,941	135,749
Total	2,401,320	2,631,073

11.     Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Unsecured loans:
with a weighted-average interest rate of 7.70%	86,467
with a weighted-average interest rate of 7.29%		64,046
Secured loans:
with a weighted-average interest rate of 0.00%		20,000
Repurchase agreement:
with a weighted-average interest rate of 0.01%	62,805
with a weighted-average interest rate of 0.01%		310,609
Secured call money:
with a weighted-average interest rate of (0.08)%		70,000
	149,272	464,655

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 61,994 million yen as collateral for 20,000 million yen of a short-term secured loan and 20,000 million yen of a long-term secured loan.

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged securities investments with a book value of 247,961 million yen as collateral for 310,609 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 88,007 million yen as collateral for 70,000 million yen of secured call money.

In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 14,330 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2016	2017
Unsecured loans, representing obligations principally to banks:
Due 2016 to 2024, with interest rates ranging from 0.27% to 5.47% per annum	237,850
Due 2017 to 2024, with interest rates ranging from 0.24% to 5.10% per annum		63,248
Unsecured 0.55% bonds, due 2016	10,000
Unsecured 0.66% bonds, due 2017	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 0.05% bonds, due 2019		69,793
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 0.23% bonds, due 2021		89,670
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023		15,000
Unsecured 0.42% bonds, due 2026		24,887
Unsecured zero coupon convertible bonds, due 2022	120,000	120,000
Secured 0.10% loans, due 2016 to 2019	40,000
Secured 0.00% loans, due 2019 to 2020		70,000
Capital lease obligations and other:
Due 2016 to 2024, with interest rates ranging from 0.36% to 9.99% per annum	43,248
Due 2017 to 2027, with interest rates ranging from 0.36% to 8.90% per annum		34,224
Guarantee deposits received	11,875	11,764
	744,273	734,886
Less - Portion due within one year	187,668	53,424
	556,605	681,462

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged housing loans with a book value of 87,627 million yen as collateral for 50,000 million yen of a long-term loan.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as a countermeasure against yen appreciation. The terms of this U.S. dollar loan require accelerated repayment of the entire outstanding balance if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality. In March 2016, Sony repaid 682 million U.S. dollars of the 1,365 million U.S. dollars. In September 2016, Sony repaid the remaining 683 million U.S. dollars.

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

In September 2016, Sony issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. Most of the proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt. Sony intends to apply the remaining proceeds to the repayment of borrowings and debt by the end of July 2017.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2017	53,424
2018	203,639
2019	145,667
2020	55,000
2021	102,517
Later fiscal years	174,639
Total	734,886

At March 31, 2017, Sony had unused committed lines of credit amounting to 524,880 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2017, Sony has commercial paper programs totaling 836,570 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.     Housing loans and deposits from customers in the banking business

(1)     Housing loans in the banking business

Sony acquires and holds certain financial receivables in the normal course of business. The majority of financing receivables held by Sony consists of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligors. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2016 were 1,235,311 million yen and 910 million yen, respectively, and as of March 31, 2017 were 1,449,790 million yen and 866 million yen, respectively. During the fiscal years ended March 31, 2016 and 2017, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2016 and 2017.

(2)     Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2016 and 2017, the balances of time deposits issued in amounts of 10 million yen or more were 247,766 million yen and 275,638 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2017, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2019	59,777
2020	15,411
2021	13,443
2022	9,390
2023	10,619
Later fiscal years	18,771
Total	127,411

13.     Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

(1)     Assets and liabilities that are measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within level 1 or level 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters – i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2016 and 2017 are as follows:

	Yen in millions
	March 31, 2016
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ Liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	501,448	297,793	—	799,241	799,241	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,355,335	—	1,355,335	5,084	1,350,251	—	—
Japanese local government bonds	—	60,539	—	60,539	6,515	54,024	—	—
Japanese corporate bonds	—	140,635	3,346	143,981	5,727	138,254	—	—
Foreign government bonds	—	41,460	—	41,460	2,309	39,151	—	—
Foreign corporate bonds	—	402,694	15,853	418,547	124,680	293,867	—	—
Other	—	—	884	884	—	884	—	—
Equity securities	115,200	121	—	115,321	—	115,321	—	—
Other investments*1	7,179	4,027	13,463	24,669	—	24,669	—	—
Derivative assets*2	437	17,391	—	17,828	—	—	17,257	571
Total assets	624,264	2,319,995	33,546	2,977,805	943,556	2,016,421	17,257	571
Liabilities:
Derivative liabilities*2	668	48,467	—	49,135	—	—	20,680	28,455
Total liabilities	668	48,467	—	49,135	—	—	20,680	28,455

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ Liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	611,108	310,212	—	921,320	921,320	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,343,401	—	1,343,401	18,483	1,324,918	—	—
Japanese local government bonds	—	60,531	—	60,531	8,518	52,013	—	—
Japanese corporate bonds	—	168,493	1,310	169,803	8,433	161,370	—	—
Foreign government bonds*3	—	27,042	—	27,042	1,007	26,035	—	—
Foreign corporate bonds*4	—	358,369	41,177	399,546	86,708	312,838	—	—
Other*5	—	—	15,192	15,192	—	15,192	—	—
Equity securities	125,306	182	—	125,488	—	125,488	—	—
Other investments*1	6,589	4,525	10,483	21,597	—	21,597	—	—
Derivative assets*2	981	26,279	—	27,260	—	—	25,409	1,851
Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851
Liabilities:
Derivative liabilities*2	520	33,930	—	34,450	—	—	15,743	18,707
Total liabilities	520	33,930	—	34,450	—	—	15,743	18,707

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3	2,215 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and are included in the consolidated balance sheets as securities investments and other.

*4	165,236 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2. 32,167 million yen are included in the consolidated balance sheets as marketable securities and 133,069 million yen are included in the consolidated balance sheets as securities investments and other.

*5	14,619 million yen are included in foreign securities for which the fair value option has been elected and classified in level 3 and are included in the consolidated balance sheets as securities investments and other.

*6	Gains (losses) of 502 million yen arising from financial instruments for which the fair value option has been elected are included in financial services revenue in the consolidated statements of income.

Transfers into level 1 were 3,556 million yen and 2,833 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 2,716 million yen and 3,103 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2016
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other Investments
Beginning balance	3,506	9,491	—	74,641
Total realized and unrealized gains (losses):
Included in earnings*1	6	458	—	(2,653)
Included in other comprehensive income (loss)*2	30	(791)	—	(2,316)
Purchases	2,798	11,214	1,000	657
Sales	(3,000)	(4,872)	—	—
Settlements	—	(641)	(116)	(56,866)
Transfers into level 3*3	2,002	1,498	—	—
Transfers out of level 3*4	(1,996)	(504)	—	—
Ending balance	3,346	15,853	884	13,463
Changes in unrealized losses relating to instruments still held at reporting date:
Included in earnings*1	—	(56)	—	(2,653)

	Yen in millions
	Fiscal year ended March 31, 2017
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other Investments
Beginning balance	3,346	15,853	884	13,463
Total realized and unrealized gains (losses):
Included in earnings*1	—	1,091	514	328
Included in other comprehensive income (loss)*2	(20)	(84)	(1)	(2,416)
Purchases	—	35,335	14,026	247
Sales	—	—	—	—
Settlements	—	(10,021)	(231)	(1,139)
Transfers into level 3*3	—	1,008	—	—
Transfers out of level 3*4	(2,016)	(2,005)	—	—
Ending balance	1,310	41,177	15,192	10,483
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	11	79	(27)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

Level 3 assets include certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)    Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2016 and 2017, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2016
	Estimated fair value			Amounts included
	Level 1	Level 2	Level 3	in earnings
Assets:
Long-lived assets impairments	—	—	19,680	(92,544)
				(92,544)

	During the fiscal year ended March 31, 2017
	Estimated fair value			Amounts included
	Level 1	Level 2	Level 3	in earnings
Assets:
Long-lived assets impairments	—	—	72	(39,137)
Goodwill impairments	—	—	0	(112,069)
				(151,206)

Long-lived assets impairments

Sony recorded impairment losses of 4,929 million yen for the fiscal year ended March 31, 2015, included within the HE&S segment, related to the LCD television asset group. This impairment loss primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony recorded impairment losses of 8,608 million yen for the fiscal year ended March 31, 2015, included within All Other, related to long-lived assets in the disc manufacturing business. The long-lived asset impairments in the disc manufacturing business for the fiscal year ended March 31, 2015 related to a lowered forecast of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2015, and reflected the faster-than-expected contraction of the physical media market.

Sony recorded an impairment loss of 30,643 million yen for the fiscal year ended March 31, 2016, included within the Components segment, related to long-lived assets in the battery business asset group. In the fiscal year ended March 31, 2016, due to increasingly competitive markets, Sony conducted a further strategic review of the business and evolving market trends. Following this review, Sony further reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Sony recorded impairment losses of 59,616 million yen and 23,860 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, included within the Semiconductors segment, related to long-lived assets in the camera module business asset group. Due to a decrease in the projected future demand of camera modules, Sony conducted a strategic review of the business and its market conditions. Following this review, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2016. Sony decided to halt all development and production of high-functionality camera modules for external sales during the fiscal year ended March 31, 2017.

These measurements are classified as level 3 because significant unobservable inputs, such as the condition of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. For the fiscal year ended March 31, 2015, a discount rate of 10% and projected declining revenue rates ranging from (5)% to (9)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business. For the fiscal year ended March 31, 2016, a discount rate of 10% and projected revenue growth rates ranging from zero to 14% were used in the fair value measurements related to the long-lived assets for the battery business and a discount rate of 10% and projected revenue growth rates ranging from zero to 108% were used in the fair value measurements related to the long-lived assets for the camera module business. The high end of the camera module revenue growth rate reflects projected revenue from the introduction of new products in the near term. For the fiscal year ended March 31, 2017, a discount rate of 10% and projected declining revenue rates ranging from (1)% to 8% were used in the fair value measurements related to the long-lived assets for the camera module business.

Goodwill impairments

Sony recorded an impairment loss of 176,045 million yen for the fiscal year ended March 31, 2015 related to goodwill in the MC segment. Refer to Note 9. Sony’s determination of fair value of the MC reporting unit was based on the present value of expected future cash flows. These measurements are classified as a level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows were considered in the fair value measurements. A discount rate of 12% and projected revenue growth rates ranging from (3)% to 11% were used in the fair value measurements.

Sony recorded an impairment loss of 112,069 million yen during the fiscal year ended March 31, 2017 against the goodwill of the Production & Distribution reporting unit in the Pictures segment. Refer to Note 9. Sony’s determination of the estimated fair value of the reporting unit was based on the present value of expected future cash flows including a terminal value which is based on an exit price using an earnings multiple applied to the final year of the forecasted earnings, and which also takes into consideration a control premium. These measurements are classified as level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows, the earnings multiple, the growth rates beyond the forecast and mid-range plan periods, and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. An earnings multiple of 9.0x, growth rates beyond the forecast and mid-range plan periods ranging from 3.0% to 4.5% and a discount rate of 9.5% were used in the fair value measurement.

(3)     Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2016
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,369,157	—	1,369,157	1,235,311
Total assets	—	1,369,157	—	1,369,157	1,235,311
Liabilities:
Long-term debt including the current portion	—	755,631	—	755,631	744,273
Investment contracts included in policyholders’ account in the life insurance business	—	677,375	—	677,375	638,737
Total liabilities	—	1,433,006	—	1,433,006	1,383,010

	Yen in millions
	March 31, 2017
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,603,784	—	1,603,784	1,449,790
Total assets	—	1,603,784	—	1,603,784	1,449,790
Liabilities:
Long-term debt including the current portion	—	745,599	—	745,599	734,886
Investment contracts included in policyholders’ account in the life insurance business	—	710,191	—	710,191	686,182
Total liabilities	—	1,455,790	—	1,455,790	1,421,068

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London Interbank Offered Rate base yield curves with certain risk premiums. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.    Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within certain limits in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2015, 2016 and 2017, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2016, the ineffective portions of the hedging relationships were not significant. For the fiscal year ended March 31, 2017, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. As of and for the fiscal year ended March 31, 2015, there were no cash flow hedge derivatives.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also entered into foreign exchange forward contracts during the fiscal years ended March 31, 2016 and 2017 which effectively fixed the cash flows from foreign currency denominated payables. Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial services revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenues.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as	Yen in millions
hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2016	2017	Liability derivatives	2016	2017
Interest rate contracts	Prepaid expenses and other current assets	16	43	Current liabilities: Other	665	497
Interest rate contracts	Other assets: Other	33	95	Liabilities: Other	22,605	13,713
Foreign exchange contracts	Prepaid expenses and other current assets	1	—	Current liabilities: Other	—	31
		50	138		23,270	14,241

Derivatives not designated as	Yen in millions
hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2016	2017	Liability derivatives	2016	2017
Interest rate contracts	Prepaid expenses and other current assets	—	3	Current liabilities: Other	38	221
Interest rate contracts	Other assets: Other	538	1,599	Liabilities: Other	5,850	4,374
Foreign exchange contracts	Prepaid expenses and other current assets	16,803	24,382	Current liabilities: Other	19,309	14,475
Foreign exchange contracts	Other assets: Other	—	157	Liabilities: Other	—	620
Equity contracts	Prepaid expenses and other current assets	437	981	Current liabilities: Other	668	519
		17,778	27,122		25,865	20,209
Total derivatives		17,828	27,260		49,135	34,450

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017.

	Yen in millions
Derivatives under fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2015	2016	2017
Interest rate contracts	Financial services revenue	(8,271)	(8,300)	1,967
Foreign exchange contracts	Foreign exchange loss, net	(9)	3	(31)
Total		(8,280)	(8,297)	1,936

	Yen in millions
Derivatives under cash flow hedging	Location of gain or (loss) recognized in	Fiscal year ended March 31
relationships	income on derivative	2015	2016	2017
Amount of gain or (loss) recognized in OCI on derivative
Foreign exchange contracts	-	—	1,914	6,715
Total		—	1,914	6,715

Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion)
Foreign exchange contracts	Foreign exchange loss, net	—	(8)	—
Foreign exchange contracts	Cost of sales	—	(3,104)	(5,583)
Total		—	(3,112)	(5,583)

	Yen in millions
Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2015	2016	2017
Interest rate contracts	Financial services revenue	(3,579)	(5,499)	(935)
Interest rate contracts	Foreign exchange loss, net	883	—	—
Foreign exchange contracts	Financial services revenue	(1,942)	4,166	(5,365)
Foreign exchange contracts	Foreign exchange loss, net	13,375	(14,501)	12,339
Equity contracts	Financial services revenue	(2,725)	3,267	(18,597)
Total		6,012	(12,567)	(12,558)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2016		March 31, 2017
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,030,020	(5,118)	1,062,933	3,011
Currency option contracts purchased	211	2	212	1
Currency option contracts written	210	(2)	214	(1)
Currency swap agreements	729,632	(99)	1,439,395	4,074
Other currency contracts	75,157	2,712	64,944	2,328
Interest rate contracts:
Interest rate swap agreements	436,739	(28,571)	415,719	(17,065)
Equity contracts:
Equity future contracts	72,794	(231)	96,016	462

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2016 and 2017.

	Yen in millions
	As of March 31, 2016
	Gross amounts presented in the	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
	consolidated	Financial
	balance sheet	instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	10,251	6,990	312	2,949
Derivative assets not subject to master netting agreements	7,577			7,577
Total assets	17,828	6,990	312	10,526
Derivative liabilities subject to master netting agreements	46,328	28,527	8,269	9,532
Derivative liabilities not subject to master netting agreements	2,807			2,807
Repurchase, securities lending and similar arrangements	62,805	61,864	—	941
Total liabilities	111,940	90,391	8,269	13,280

	Yen in millions
	As of March 31, 2017
	Gross amounts presented in the	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
	consolidated	Financial
	balance sheet	instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	11,554	6,584	277	4,693
Derivative assets not subject to master netting agreements	15,706			15,706
Total assets	27,260	6,584	277	20,399
Derivative liabilities subject to master netting agreements	33,261	6,644	18,631	7,986
Derivative liabilities not subject to master netting agreements	1,189			1,189
Repurchase, securities lending and similar arrangements	310,609	309,987	—	622
Total liabilities	345,059	316,631	18,631	9,797

15.    Pension and severance plans

(1)     Defined benefit and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. Sony Corporation and certain of its subsidiaries’ pension plans utilize a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net periodic benefit costs for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Service cost	24,350	24,670	26,811
Interest cost	11,583	8,689	5,912
Expected return on plan assets	(19,252)	(20,853)	(17,829)
Recognized actuarial loss	9,867	8,588	20,436
Amortization of prior service costs	(9,614)	(9,489)	(9,490)
Net periodic benefit costs	16,934	11,605	25,840

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Service cost	3,188	3,504	2,958
Interest cost	13,040	12,096	10,426
Expected return on plan assets	(12,993)	(14,117)	(11,000)
Amortization of net transition asset	10	10	9
Recognized actuarial loss	2,991	4,236	2,552
Amortization of prior service costs	(639)	(478)	(463)
Losses on curtailments and settlements	31	354	43
Net periodic benefit costs	5,628	5,605	4,525

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 18,702 million yen, 9,179 million yen and 4 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	890,415	1,034,284	394,704	356,875
Service cost	24,670	26,811	3,504	2,958
Interest cost	8,689	5,912	12,096	10,426
Plan participants’ contributions	—	—	676	490
Actuarial (gain) loss *	144,416	(33,333)	(21,868)	20,045
Foreign currency exchange rate changes	—	—	(16,893)	(23,183)
Curtailments and settlements	—	—	(1,246)	(1,507)
Other	(14)	(5)	—	—
Benefits paid	(33,892)	(28,993)	(14,098)	(13,662)
Benefit obligation at end of the fiscal year	1,034,284	1,004,676	356,875	352,442
Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	710,602	679,432	280,216	256,341
Actual return on plan assets	(9,030)	35,508	(6,035)	29,346
Foreign currency exchange rate changes	—	—	(13,095)	(20,004)
Employer contribution	1,951	6,640	7,905	6,738
Plan participants’ contributions	—	—	676	490
Curtailments and settlements	—	—	(504)	(1,161)
Benefits paid	(24,091)	(22,572)	(12,822)	(12,573)
Fair value of plan assets at end of the fiscal year	679,432	699,008	256,341	259,177
Funded status at end of the fiscal year	(354,852)	(305,668)	(100,534)	(93,265)

*	Actuarial loss in Japanese plans for the fiscal year ended March 31, 2016 principally relates to changes in the assumptions for discount and mortality rates.

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Noncurrent assets	2,217	2,753	7,102	6,251
Current liabilities	—	—	(2,892)	(3,114)
Noncurrent liabilities	(357,069)	(308,421)	(104,744)	(96,402)
Ending balance	(354,852)	(305,668)	(100,534)	(93,265)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Prior service cost (credit)	(34,905)	(25,415)	(1,443)	(1,034)
Net actuarial loss	389,302	317,397	82,850	78,548
Obligation existing at transition	—	—	7	(3)
Ending balance	354,397	291,982	81,414	77,511

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Accumulated benefit obligations	1,028,690	998,501	331,975	329,989

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Projected benefit obligations	1,022,373	992,052	292,171	291,413
Accumulated benefit obligations	1,018,228	987,428	286,705	287,491
Fair value of plan assets	666,753	685,183	202,913	207,406

Weighted-average assumptions used to determine benefit obligations as of March 31, 2016 and 2017 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2016	2017	2016	2017
Discount rate	0.6%	0.9%	3.2%	3.1%
Rate of compensation increase	*	*	2.8	2.4

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2015	2016	2017	2015	2016	2017
Discount rate	1.4%	1.0%	0.6%	4.1%	3.1%	3.2%
Expected return on plan assets	3.0	3.0	2.7	5.6	4.8	4.8
Rate of compensation increase	*	*	*	3.1	2.9	2.8

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

The mortality rate assumptions are based on life expectancy and death rates for different types of participants. In the fiscal year ended March 31, 2016, Sony updated mortality rate assumptions to consider the latest mortality tables and in certain instances to utilize mortality tables based on gender.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2017, are, as a result of Sony’s asset liability management, 31% of equity securities, 52% of fixed income securities and 17% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 29% of equity securities, 45% of fixed income securities and 26% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2016	Level 1	Level 2	Level 3
Cash and cash equivalents	17,985	17,985	—	—
Equity:
Equity securities*1	148,658	144,597	4,061	—
Fixed income:
Government bonds*2	218,851	—	218,851	—
Corporate bonds*3	56,779	—	56,779	—
Asset-backed securities*4	1,148	—	1,148	—
Commingled funds*5	115,902	—	115,902	—
Commodity funds*6	20,547	—	20,547	—
Private equity*7	31,852	—	—	31,852
Hedge funds*8	60,395	—	—	60,395
Real estate*9	7,315	—	—	7,315
Total	679,432	162,582	417,288	99,562

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2017	Level 1	Level 2	Level 3
Cash and cash equivalents	7,976	7,976	—	—
Equity:
Equity securities*1	157,012	152,852	4,160	—
Fixed income:
Government bonds*2	206,632	—	206,632	—
Corporate bonds*3	75,971	—	75,971	—
Asset-backed securities*4	1,105	—	1,105	—
Commingled funds*5	122,264	—	122,264	—
Commodity funds*6	21,098	—	21,098	—
Private equity*7	21,790	—	—	21,790
Hedge funds*8	67,235	—	—	67,235
Real estate and other*9	17,925	—	—	17,925
Total	699,008	160,828	431,230	106,950

*1	Includes approximately 48 percent of Japanese equity securities, and 52 percent of foreign equity securities for both the fiscal years ended March 31, 2016 and 2017.

*2	Includes approximately 51 percent and 46 percent of debt securities issued by Japanese national and local governments, and 49 percent and 54 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2016 and 2017, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 44 percent and 48 percent of investments in equity, 54 percent and 51 percent of investments in fixed income, and 1 percent and 1 percent of investments in other for the fiscal years ended March 31, 2016 and 2017, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2016	Level 1	Level 2	Level 3
Cash and cash equivalents	4,078	4,078	—	—
Equity:
Equity securities*1	37,769	35,818	1,951	—
Fixed income:
Government bonds*2	60,835	—	60,835	—
Corporate bonds*3	30,425	—	23,425	7,000
Asset-backed securities	321	—	321	—
Insurance contracts*4	4,293	—	4,293	—
Commingled funds*5	77,456	—	77,456	—
Real estate and other*6	41,164	—	17,040	24,124
Total	256,341	39,896	185,321	31,124

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2017	Level 1	Level 2	Level 3
Cash and cash equivalents	8,091	8,091	—	—
Equity:
Equity securities*1	33,103	31,783	1,320	—
Fixed income:
Government bonds*2	65,671	—	65,671	—
Corporate bonds*3	28,296	—	21,370	6,926
Asset-backed securities	982	—	982	—
Insurance contracts*4	5,135	—	5,135	—
Commingled funds*5	81,683	—	81,683	—
Real estate and other*6	36,216	—	13,287	22,929
Total	259,177	39,874	189,448	29,855

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. The valuation techniques are applied consistently from period to period.

Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as level 3.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2016 and 2017:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2015	32,584	80,037	5,961	118,582
Return on assets held at end of year	157	(3,593)	315	(3,121)
Purchases, sales, and settlements, net	(889)	(16,049)	1,039	(15,899)
Ending balance at March 31, 2016	31,852	60,395	7,315	99,562
Return on assets held at end of year	425	2,817	599	3,841
Purchases, sales, and settlements, net	(10,487)	4,023	10,011	3,547
Ending balance at March 31, 2017	21,790	67,235	17,925	106,950

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2015	7,384	15,522	22,906
Return on assets held at end of year	76	(104)	(28)
Return on assets sold during the year	—	19	19
Purchases, sales, and settlements, net	—	3,933	3,933
Transfers, net	—	2,692	2,692
Other*	(460)	2,062	1,602
Ending balance at March 31, 2016	7,000	24,124	31,124
Return on assets held at end of year	—	84	84
Purchases, sales, and settlements, net	(44)	(367)	(411)
Transfers, net	—	(8)	(8)
Other*	(30)	(904)	(934)
Ending balance at March 31, 2017	6,926	22,929	29,855

* Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 12 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2018.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2018	36,638	13,346
2019	38,561	13,205
2020	40,772	13,980
2021	41,646	15,138
2022	43,001	15,713
2023– 2027	232,773	90,199

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Japanese plans	3,199	3,155	3,412
Foreign plans	13,857	12,419	10,458

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2015, 2016 and 2017 have resulted from the following:

Number of shares
Balance at March 31, 2014	1,044,707,767
Exercise of stock acquisition rights	948,500
Conversion of zero coupon convertible bonds	124,116,993
Balance at March 31, 2015	1,169,773,260
Issuance of new shares	92,000,000
Exercise of stock acquisition rights	720,500
Balance at March 31, 2016	1,262,493,760
Exercise of stock acquisition rights	1,269,900
Balance at March 31, 2017	1,263,763,660

At March 31, 2017, 39,481,061 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2015, 2016 and 2017.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2017 was 570,245 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2017, including cash dividends for the six-month period ended March 31, 2017, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 28, 2017 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 29,061 million yen and 33,694 million yen at March 31, 2016 and 2017, respectively.

(3)     Other comprehensive income

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	53,069	(22,552)	67,334	97,851
Amounts reclassified out of accumulated other comprehensive income*1	(14,351)	1,365	(1,544)	(14,530)
Net current-period other comprehensive income	38,718	(21,187)	65,790	83,321
Less: Other comprehensive income attributable to noncontrolling interests	12,074	(95)	5,040	17,019
Balance at March 31, 2015	154,153	(201,131)	(338,305)	(385,283)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income before reclassifications	45,527	1,914	(174,380)	(83,899)	(210,838)
Amounts reclassified out of accumulated other comprehensive income	(43,307)	(3,112)	2,627	—	(43,792)
Net current-period other comprehensive income	2,220	(1,198)	(171,753)	(83,899)	(254,630)
Less: Other comprehensive income attributable to noncontrolling interests	15,637	—	(1,145)	(1,087)	13,405
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(27,007)	5,028	54,513	(17,988)	14,546
Amounts reclassified out of accumulated other comprehensive income	(3,286)	(3,888)	8,719	—	1,545
Net current-period other comprehensive income	(30,293)	1,140	63,232	(17,988)	16,091
Less: Other comprehensive income attributable to noncontrolling interests	(16,192)	—	229	(2,495)	(18,458)
Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)

*1 Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2015	2016	2017
Unrealized gains (losses) on securities	(10,515)	(19,598)	(4,560)	Financial services revenue
	(7,942)	(47,087)	(30)	Gain on sale of securities investments, net
	—	3,063	—	Loss on devaluation of securities investments
Total before tax	(18,457)	(63,622)	(4,590)
Tax expense or (benefit)	4,106	20,315	1,304
Net of tax	(14,351)	(43,307)	(3,286)
Unrealized gains (losses) on derivative instruments	—	(8)	—	Foreign exchange loss, net
	—	(3,104)	(5,583)	Cost of sales
Total before tax	—	(3,112)	(5,583)
Tax expense or (benefit)	—	—	1,695
Net of tax	—	(3,112)	(3,888)
Pension liability adjustment	2,615	2,867	13,044	*
Tax expense or (benefit)	(1,250)	(240)	(4,325)
Net of tax	1,365	2,627	8,719
Foreign currency translation adjustments	(1,544)	—	—	Foreign exchange loss, net
Tax expense or (benefit)	—	—	—
Net of tax	(1,544)	—	—
Total amounts reclassified out of accumulated other comprehensive income, net of tax	(14,530)	(43,792)	1,545

* The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4)     Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Net income (loss) attributable to Sony Corporation’s stockholders	(125,980)	147,791	73,289
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(2,483)	(12,776)	(53,927)
Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(128,463)	135,015	19,362

During the fiscal year ended March 31, 2017, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the “Estate”). The aggregate cash consideration paid to the Estate was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

17.    Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2015, 2016 and 2017 was 1,286 million yen, 1,944 million yen and 2,737 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2015, 2016 and 2017 was 1,637 million yen, 1,578 million yen and 2,730 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2015, 2016 and 2017 was 1,139 yen, 1,331 yen and 1,291 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2015, 2016 and 2017 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2015		2016		2017
Weighted-average assumptions
Risk-free interest rate	1.26%		1.07%		1.10%
Expected lives	7.35	years	7.12	years	6.83	years
Expected volatility*	51.69%		42.07%		40.00%
Expected dividends	1.24%		0.75%		0.66%

* Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2017 is as follows:

	Fiscal year ended March 31, 2017
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	15,778,200	3,188
Granted	3,250,400	3,366
Exercised	1,269,900	2,150
Forfeited or expired	2,239,300	4,209
Outstanding at end of the fiscal year	15,519,400	3,147	5.85	12,335
Exercisable at end of the fiscal year	9,914,700	3,072	4.01	9,573

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2015, 2016 and 2017 was 1,463 million yen, 1,338 million yen and 1,541 million yen, respectively.

As of March 31, 2017, there was 4,057 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.12 years.

18.    Kumamoto Earthquake

In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan. These earthquakes caused damage to certain fixed assets, including buildings, machinery and equipment, as well as inventories in manufacturing sites located in the Kumamoto region.

For the fiscal year ended March 31, 2017, Sony incurred incremental losses and associated expenses including repair costs of fixed assets and a loss on disposal of inventories directly related to the damage caused by the earthquakes of 16,682 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were offset by insurance recoveries of 10,682 million yen, as described below. In addition, Sony incurred other expenses of 9,365 million yen, which included idle facility costs at manufacturing sites. These expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies that cover certain damage directly caused by the earthquakes for Sony Corporation and certain of its subsidiaries, including damage at manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories, as well as incremental expenses including removal and cleaning costs. These policies also provide business interruption coverage, including coverage for lost profits. For the fiscal year ended March 31, 2017, Sony recorded insurance receivables of 10,682 million yen, representing a portion of the insurance recoveries that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. Of the insurance receivables recorded during the period, substantially all relate to damaged assets and inventories, and do not include amounts for business interruption or lost profits. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. In March 2017, 10,000 million yen was agreed to by the insurance carriers. These receivables are recorded within other receivables, whereas the remaining receivables of 682 million yen is recorded in other current assets in the consolidated balance sheets as of the fiscal year ended March 31, 2017.

Sony has underwritten 2,000 million yen in reinsurance policies for the above insurance carriers related to the policy described above, which will be payable to the insurance carriers. The amount was recorded in other current liabilities in the consolidated balance sheets as of the fiscal year ended March 31, 2017.

In April 2017, the remaining insurance claims of 10,000 million yen that were mainly for business interruption coverage were agreed to by the carriers. As a result, the total amount of insurance recoveries paid to Sony in April 2017 was 20,000 million yen.

19.    Restructuring charges

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, which are designed to generate a positive impact on future profitability. These activities include exiting a business or product category, implementing a headcount reduction program, realignment of its manufacturing sites to low-cost areas, utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs), a review of its development and design structure, and the streamlining of its sales and administrative functions. The restructuring activities are generally short term in nature and are generally completed within one year of initiation.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2014	31,844	—	13,916	45,760
Restructuring costs	53,261	17,169	20,259	90,689
Non-cash charges	—	(17,169)	—	(17,169)
Cash payments	(48,787)	—	(19,937)	(68,724)
Adjustments	403	—	(42)	361
Balance at March 31, 2015	36,721	—	14,196	50,917
Restructuring costs	27,401	1,828	7,298	36,527
Non-cash charges	—	(1,828)	—	(1,828)
Cash payments	(40,261)	—	(11,232)	(51,493)
Adjustments	(1,330)	—	1,473	143
Balance at March 31, 2016	22,531	—	11,735	34,266
Restructuring costs	9,854	42,717	7,142	59,713
Non-cash charges	—	(42,717)	—	(42,717)
Cash payments	(19,759)	—	(8,871)	(28,630)
Adjustments	(992)	—	(839)	(1,831)
Balance at March 31, 2017	11,634	—	9,167	20,801

* Significant asset impairments excluded from restructuring charges are described in Note 13.

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2015
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	3,800	1,906	5,706	85	5,791
Game & Network Services	520	6,752	7,272	—	7,272
Imaging Products & Solutions	6,586	39	6,625	714	7,339
Home Entertainment & Sound	1,959	1	1,960	—	1,960
Semiconductors	2,930	2,855	5,785	426	6,211
Components	305	906	1,211	—	1,211
Pictures	1,918	—	1,918	—	1,918
Music	1,530	585	2,115	—	2,115
Financial Services	—	—	—	—	—
All Other and Corporate	33,713	24,384	58,097	6,122	64,219
Total	53,261	37,428	90,689	7,347	98,036

	Yen in millions
	Fiscal year ended March 31, 2016
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	17,259	3,669	20,928	710	21,638
Game & Network Services	15	120	135	—	135
Imaging Products & Solutions	78	126	204	—	204
Home Entertainment & Sound	1,181	26	1,207	—	1,207
Semiconductors	(11)	(102)	(113)	—	(113)
Components	1	21	22	—	22
Pictures	1,594	7	1,601	5	1,606
Music	1,501	367	1,868	—	1,868
Financial Services	—	—	—	—	—
All Other and Corporate	5,783	4,892	10,675	1,017	11,692
Total	27,401	9,126	36,527	1,732	38,259

	Yen in millions
	Fiscal year ended March 31, 2017
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	516	172	688	138	826
Game & Network Services	225	6	231	—	231
Imaging Products & Solutions	563	77	640	—	640
Home Entertainment & Sound	68	684	752	—	752
Semiconductors	4	(13)	(9)	—	(9)
Components	922	42,517	43,439	—	43,439
Pictures	2,467	—	2,467	—	2,467
Music	2,116	1,474	3,590	—	3,590
Financial Services	—	—	—	—	—
All Other and Corporate	2,973	4,942	7,915	364	8,279
Total	9,854	49,859	59,713	502	60,215

* Other associated costs includes non-cash write-downs and disposals, net

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Retirement programs

Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the Electronics business and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. The employee termination benefits costs in the above table are included in selling, general and administrative in the consolidated statements of income.

During the fiscal year ended March 31, 2015, Sony substantially completed the activities for optimizing the functions of sales companies and headquarters described above, other than those for the Mobile Communication segment. In the third quarter of the fiscal year ended March 31, 2015, Sony began restructuring plans regarding the Mobile Communication segment to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

During the fiscal year ended March 31, 2016, the restructuring plans regarding the Mobile Communication segment progressed as planned by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions described above. This restructuring program was substantially completed before March 31, 2017.

Components

As described in Note 25, as for Components segment, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

All Other and Corporate

Sony recorded restructuring charges that resulted from exiting the PC business of 19,635 million yen during the fiscal year ended March 31, 2015. The amount above includes costs relating to a reduction in the scale of sales companies resulting from the decision to exit the PC business of 8,278 million yen for the fiscal year ended March 31, 2015. Refer to Note 25.

In an effort to improve the performance of the disc manufacturing business, Sony initiated a number of restructuring activities to reduce its operating costs. These activities resulted in restructuring charges primarily consisting of headcount reductions and the closure and consolidation of manufacturing sites totaling 6,923 million yen for the fiscal year ended March 31, 2015. Refer to Note 13 for the long-lived assets impairments related to the disc manufacturing business other than restructuring charges.

As a result of efforts to optimize the sales and headquarters functions that indirectly support the Electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 22,345 million yen and 7,112 million yen during the fiscal years ended March 31, 2015 and 2016. There were no significant restructuring charges for the Electronics businesses during the fiscal year ended March 31, 2017.

20.	Supplemental consolidated statements of income information

(1)	Other operating expense, net

Sony records transactions in other operating expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating expense, net is comprised of the following:

	Yen in millions
	March 31
	2015	2016	2017
Gain on sale of the U.S. headquarters building*1	(5,991)	(6,545)	—
Gain on sale of Sony City Osaki*1	(4,914)	(4,914)	(4,914)
Gain on sales of music publishing catalog in Pictures segment	(1,871)	—	—
(Gain) loss on sale, remeasurement, and issuance of M3 shares*2	113	(2)	(37,167)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net*3	1,716	(31,778)	(4,259)
(Gain) loss on sale, disposal or impairment of assets, net*4	192,605	90,410	195,341
	181,658	47,171	149,001

*1 A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2 Refer to Note 5.

*3 Refer to Notes 24 and 25.

*4 Refer to Notes 9, 13, 19 and 25.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2015, 2016 and 2017 were 464,320 million yen, 468,183 million yen and 447,456 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were 444,444 million yen, 391,326 million yen and 363,815 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were 65,561 million yen, 50,803 million yen and 42,195 million yen, respectively, which included the internal transportation costs of finished goods.

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	(88,855)	149,256	166,158
Foreign subsidiaries	128,584	155,248	85,461
	39,729	304,504	251,619
Income taxes - Current:
Sony Corporation and all subsidiaries in Japan	40,321	41,080	49,739
Foreign subsidiaries	40,430	53,498	50,521
	80,751	94,578	100,260
Income taxes - Deferred:
Sony Corporation and all subsidiaries in Japan	(3,306)	(1,745)	11,478
Foreign subsidiaries	11,288	1,956	12,320
	7,982	211	23,798
Total income tax expense	88,733	94,789	124,058

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2015	2016	2017
Statutory tax rate	36.0%	33.6%	31.7%
Non-deductible expenses	16.1	1.6	2.3
Income tax credits	(1.4)	(2.0)	(2.9)
Change in statutory tax rate	(66.7)	(3.3)	0.3
Change in valuation allowances	221.1	10.7	7.3
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	17.4	(0.8)	(1.4)
Lower tax rate applied to life and non-life insurance business in Japan	(24.6)	(2.3)	(2.2)
Foreign income tax differential	(79.7)	(6.9)	(3.0)
Adjustments to tax reserves	(23.1)	0.7	(1.1)
Effect of equity in net income (loss) of affiliated companies	0.1	0.0	0.0
Impairment of goodwill in the Pictures segment	—	—	15.0
Tax benefit related to intraperiod tax allocation	(27.2)	—	—
Impairment of goodwill related to mobile communications business	159.5	—	—
Other	(4.2)	(0.2)	3.3
Effective income tax rate	223.3%	31.1%	49.3%

In March 2015, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 65% of taxable income for the periods ended March 31, 2016 and 2017 and to 50% of taxable income for periods beginning on or after April 1, 2017, and increasing the net operating loss carryforward period from nine to ten years for losses incurred in the tax years beginning on or after April 1, 2017. As a result, the statutory tax rate for the fiscal year ended March 31, 2016 was approximately 33%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. In addition, the limitation on the use of losses, when combined with the relatively short carryforward period, increases the risk of some net operating loss carryforwards expiring unutilized. The impact of the tax law changes resulted in a net deferred tax benefit of 26,588 million yen for the fiscal year ended March 31, 2015, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

In March 2016, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 60% of taxable income for the period ended March 31, 2017, to 55% of taxable income for the period ending March 31, 2018, and to 50% of taxable income for periods beginning on or after April 1, 2018. As a result, the statutory tax rate from the fiscal year ending March 31, 2017 onward will be approximately 31.5%. The impact of the tax law changes resulted in a net deferred tax benefit of 10,735 million yen for the fiscal year ended March 31, 2016, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. During the fiscal year ended March 31, 2015, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated 10,799 million yen of tax benefit to continuing operations, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets. During the fiscal years ended March 31, 2016 and 2017, there were no applications of the intraperiod allocation rules as no jurisdictions met the necessary criteria.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2016	2017
Deferred tax assets:
Operating loss carryforwards for tax purposes	483,590	455,555
Accrued pension and severance costs	131,262	112,075
Film costs	175,439	181,243
Warranty reserves and accrued expenses	96,327	110,475
Future insurance policy benefits	27,419	30,884
Inventory	38,219	16,322
Depreciation	48,339	47,485
Tax credit carryforwards	145,011	134,427
Reserve for doubtful accounts	10,179	10,887
Impairment of investments	47,083	52,451
Deferred revenue in the Pictures segment	16,336	27,294
Other	140,218	158,420
Gross deferred tax assets	1,359,422	1,337,518
Less: Valuation allowance	(1,055,858)	(1,051,964)
Total deferred tax assets	303,564	285,554
Deferred tax liabilities:
Insurance acquisition costs	(144,207)	(160,308)
Future insurance policy benefits	(132,521)	(147,159)
Unbilled accounts receivable in the Pictures segment	(99,625)	(113,997)
Unrealized gains on securities	(97,745)	(78,643)
Intangible assets acquired through stock exchange offerings	(23,794)	(23,794)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(35,666)	(26,473)
Investment in M3	(33,933)	(34,775)
Other	(53,750)	(34,271)
Gross deferred tax liabilities	(621,241)	(619,420)
Net deferred tax liabilities	(317,677)	(333,866)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2017, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K., certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance was an increase of 50,092 million yen for the fiscal year ended March 31, 2015, and decreases of 21,764 million yen and 3,894 million yen for the fiscal years ended March 31, 2016 and 2017, respectively.

The increase in the valuation allowances during the fiscal year ended March 31, 2015 was primarily due to increasing tax credit carryforwards at SAHI and its consolidated tax filing group in the U.S. and continuing losses at Sony Corporation and its national tax filing group in Japan.

The decrease in the valuation allowances during the fiscal year ended March 31, 2016 was primarily due to the effect of foreign currency translation adjustments at SAHI and its consolidated tax filing group in the U.S. and the reversal of valuation allowances for local tax purposes for certain Japanese subsidiaries based on the weight of the available positive and negative evidence, including the strength of earnings in recent years and their forecast of continuing profits. These decreases were partially offset by an increase in the valuation allowance for accrued pension and severance costs in the national tax filing group in Japan.

The decrease in the valuation allowances during the fiscal year ended March 31, 2017 was primarily due to the use of net operating loss carryforwards for the national tax filing group in Japan.

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2016	2017
Current assets - Deferred income taxes	40,940	—
Other assets - Deferred income taxes	97,639	98,958
Current liabilities - Other	(5,330)	—
Long-term liabilities - Deferred income taxes	(450,926)	(432,824)
Net deferred tax liabilities	(317,677)	(333,866)

At March 31, 2017, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 742,924 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies.

At March 31, 2017, Sony had net operating loss carryforwards, the tax effect of which totaled 455,555 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 140,885 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2018 and 2024, and the remaining amounts have expiration periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards at March 31, 2017 amounted to 134,427 million yen. With the exception of 20,022 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2018 and 2027.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2015	2016	2017
Balance at beginning of the fiscal year	222,318	165,434	114,126
Reductions for tax positions of prior years	(2,898)	(34,261)	(558)
Additions for tax positions of prior years	9,532	6,253	13,353
Additions based on tax positions related to the current year	3,740	4,299	8,231
Settlements	(75,272)	(12,556)	(8,300)
Lapse in statute of limitations	(4,320)	(8,229)	(3,454)
Foreign currency translation adjustments	12,334	(6,814)	(3,869)
Balance at end of the fiscal year	165,434	114,126	119,529
Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	93,538	49,323	45,987

The major changes in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments and All Other, with respect to the intercompany cross-border transactions.  The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2015, Sony recorded 1,023 million yen of interest expense and reversed 376 million yen of penalties. At March 31, 2015, Sony had recorded liabilities of 10,035 million yen and 3,684 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2016, Sony reversed 774 million yen of interest expense and recorded 674 million yen of penalties. At March 31, 2016, Sony had recorded liabilities of 9,261 million yen and 4,358 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2017, Sony recorded 474 million yen of interest expense and reversed 597 million yen of penalties. At March 31, 2017, Sony had recorded liabilities of 9,735 million yen and 3,761 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 24,553 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2016, and by the U.S. and other material foreign taxing authorities for tax years from 2013 through 2016.

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2015, 2016 and 2017 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(125,980)	147,791	73,289

	Thousands of shares
Weighted-average shares outstanding	1,114,424	1,237,802	1,262,023
Effect of dilutive securities:
Stock acquisition rights	—	2,109	2,358
Zero coupon convertible bonds	—	17,972	23,962
Weighted-average shares for diluted EPS computation	1,114,424	1,257,883	1,288,343

	Yen
Basic EPS	(113.04)	119.40	58.07
Diluted EPS	(113.04)	117.49	56.89

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2015, 2016 and 2017 were 17,019 thousand shares, 11,357 thousand shares and 6,856 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the fiscal year ended March 31, 2015 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the fiscal year, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, an equity investment in the music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2017, the total assets and liabilities for these VIEs, on an aggregate basis, were 28,446 million yen and 2,474 million yen, respectively.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At

March 31, 2017, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE are Sony’s net investment of 184 million U.S. dollars and a net payable balance of 7 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2017 is the aggregate amount recorded on its balance sheet of 177 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2017 is the amount of investment and the future funding commitments, which total 50 million U.S. dollars.

As described in Note 6, certain accounts receivable sales programs also involve VIEs. These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.     Acquisitions

(1)     Sony Semiconductor acquisitions

On December 4, 2015, Sony Corporation and Toshiba Corporation (“Toshiba”) signed definitive agreements (the “Transfer Agreements”) to transfer to Sony Corporation and to Sony Semiconductor Manufacturing Corporation (“SCK”), a wholly-owned subsidiary of Sony, semiconductor fabrication facilities, equipment and related assets, as well as other related equipment and assets owned by Toshiba, for 19,000 million yen.

On March 31, 2016, pursuant to the Transfer Agreements, SCK acquired from Toshiba a portion of the semiconductor fabrication facilities, equipment and related assets (the “Toshiba Transferred Assets”) for 16,700 million yen. The purchase price for the Toshiba Transferred Assets is included within Other in the investing activities section of the consolidated statements of cash flows. SCK is utilizing the Toshiba Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price for the Toshiba Transferred Assets was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Toshiba to manufacture and supply CMOS image sensors for a certain period following the acquisition. In connection with this acquisition, SCK also acquired related inventories from Toshiba.

During the fiscal year ended March 31, 2017, SCK acquired additional assets under the Transfer Agreements for 1,210 million yen. The remaining portion of the assets to be transferred to SCK under the Transfer Agreements will be acquired in the fiscal year ending March 31, 2018.

As the purchase price for the Toshiba Transferred Assets was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(2)     Orchard acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, increased its shareholding in The Orchard to 100% by acquiring Orchard Asset Holdings, LLC’s 49% equity interest for 22,168 million yen (185 million U.S. dollars).

Prior to the acquisition, SME’s interest in The Orchard was accounted for under the equity method of accounting. As a result of SME’s obtaining a controlling interest in The Orchard, Sony consolidated The Orchard in accordance with the accounting guidance for business combinations achieved in stages and remeasured the 51% equity interest in The Orchard that it owned prior to the acquisition at a fair value, and recognized a gain of 18,085 million yen (151 million U.S. dollars) in other operating expense, net in the consolidated statement of income.

As a result of the acquisition, Sony recorded 36,664 million yen (307 million U.S. dollars) of goodwill and 13,806 million yen (115 million U.S. dollars) of intangible assets. The cash consideration of 19,547 million yen (164 million U.S. dollars) paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(3)     TEN Sports Network acquisition

On February 28, 2017, Sony Pictures Networks India, a wholly-owned subsidiary of Sony, completed the first phase of a two-phase acquisition of the TEN Sports Network in a majority of the countries and territories where TEN Sports Network operates, including India, for total consideration of 39,106 million yen (346 million U.S. dollars), of which 37,298 million yen (330 million U.S. dollars) was paid during the fiscal year ended March 31, 2017. The remaining 16 million U.S. dollars is expected to be paid by the second quarter of the fiscal year ending March 31, 2018. Certain other operations and assets will be included in the final phase of the acquisition, subject to certain closing conditions, for cash consideration of approximately 39 million U.S. dollars.

As a result of the acquisition, Sony recorded 24,729 million yen (219 million U.S. dollars) of goodwill and 14,354 million yen (127 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)     Other acquisitions

During the fiscal year ended March 31, 2015, Sony completed other acquisitions for total consideration of 23,103 million yen which were paid for primarily in cash and included the August 14, 2014 acquisition of CSC Media Group for total cash consideration of 18,900 million yen. CSC Media Group is one of the United Kingdom’s largest independent cable and satellite television channel groups. There was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 12,626 million yen of goodwill and 10,731 million yen of intangible assets.

During the fiscal year ended March 31, 2016, Sony completed other acquisitions for total consideration of 46,233 million yen which were paid for primarily in cash and included the February 1, 2016 acquisition of Altair for total consideration of 25,565 million yen. Altair develops and sells products focused on LTE (Long Term Evolution) technologies. There was no material contingent consideration subject to future change. The cash consideration of 22,657 million yen paid in the Altair transaction is included within Other in the investing activities section of the consolidated statements of cash flows. As a result of these acquisitions, Sony recorded 36,128 million yen of goodwill and 14,983 million yen of intangible assets, of which 17,879 million yen of goodwill and 6,600 million yen of intangible assets related to the Altair transaction.

During the fiscal year ended March 31, 2017, Sony completed other acquisitions for total consideration of 12,409 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 12,384 million yen of goodwill and 7,073 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.     Divestitures

(1)     PC business

On July 1, 2014, Sony completed the sale of its PC business and certain related assets to VAIO Corporation, which was established by Japan Industrial Partners, Inc., in accordance with the definitive agreements reached on May 2, 2014. Although Sony continued to incur certain costs related to exiting the PC business, there was no gain or loss recorded as a direct result of the sale.

(2)     Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating expense, net in the consolidated statement of income.

(3)     Battery business

On October 31, 2016, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group (the “Transfer”). Sony and Murata are aiming to complete the Transfer by early July 2017, subject to required regulatory approvals and other conditions. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

26.     Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion pictures or television programming under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion pictures or television programming it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion pictures, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television programming, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the fiscal years ended March 31, 2015, 2016 and 2017, 23,741 million yen, 30,888 million yen and 44,124 million yen, respectively, were recorded as net sales for amounts due from the other participants and 22,983 million yen, 38,303 million yen and 29,594 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.     Commitments, contingent liabilities and other

(1)     Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2017, the total unused portion of the lines of credit extended under these contracts was 31,448 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)     Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2017 amounted to 343,907 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2017, these subsidiaries were committed to make payments under such contracts of 139,006 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2017, these subsidiaries were committed to make payments of 61,660 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly up to two years. As of March 31, 2017, this subsidiary was committed to make payments of 16,317 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of March 31, 2017, Sony has committed to make payments of 13,305 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2018	199,807
2019	69,850
2020	43,327
2021	9,631
2022	8,754
Later fiscal years	12,538
Total	343,907

(3)     Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several agencies, including the DOJ, have ended, and only one agency continues to investigate. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in 2011, the DOJ, the European Commission and certain other governmental agencies outside the United States conducted investigations relating to competition in the secondary batteries market. Sony Corporation and/or certain of its subsidiaries were subject to these investigations. Sony understands that the investigations by these agencies, including the DOJ and the European Commission, have ended or are no longer active. With respect to the investigation by the European Commission, in December 2016, Sony and certain of its subsidiaries reached a settlement with the European Commission to pay a fine of approximately 29.8 million euros. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan was subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony cooperated with the relevant government authorities and settled the matter in March 2017. Settlement of the matter had no material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)     Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2017 amounted to 3,368 million yen.

In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Balance at beginning of the fiscal year	79,718	75,129	66,943
Additional liabilities for warranties	87,902	83,227	53,502
Settlements (in cash or in kind)	(78,356)	(81,462)	(49,532)
Changes in estimate for pre-existing warranty reserve	(13,731)	(6,440)	(7,927)
Translation adjustment	(404)	(3,511)	(2,188)
Balance at end of the fiscal year	75,129	66,943	60,798

28.     Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into the Semiconductors segment and the Components segment. In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment. Additionally, certain operations which were included in All Other and Corporate and elimination are now included in the Music segment and All Other, respectively. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sales of mobile phones and an Internet-related service businesses. The G&NS segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software. The IP&S segment includes the Still and Video Cameras business. The HE&S segment includes Televisions as well as Audio and Video businesses. The Semiconductors segment includes the image sensors and camera modules businesses. The Components segment includes the batteries and recording media businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks businesses. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform businesses. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the overseas disc manufacturing business and the PC business. Sony’s products and services are generally unique to a single operating segment.

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales and operating revenue:
Mobile Communications -
Customers	1,409,179	1,121,925	752,688
Intersegment	1,036	5,548	6,457
Total	1,410,215	1,127,473	759,145
Game & Network Services -
Customers	1,292,146	1,479,775	1,581,568
Intersegment	95,883	72,118	68,231
Total	1,388,029	1,551,893	1,649,799
Imaging Products & Solutions -
Customers	696,888	677,231	571,499
Intersegment	3,682	6,724	8,134
Total	700,570	683,955	579,633
Home Entertainment & Sound -
Customers	1,235,686	1,155,085	1,034,215
Intersegment	2,371	3,957	4,789
Total	1,238,057	1,159,042	1,039,004
Semiconductors -
Customers	535,398	599,430	659,779
Intersegment	164,706	139,629	113,344
Total	700,104	739,059	773,123
Components -
Customers	213,812	194,564	172,772
Intersegment	36,934	30,048	22,601
Total	250,746	224,612	195,373
Pictures -
Customers	876,314	935,827	901,230
Intersegment	2,367	2,315	1,899
Total	878,681	938,142	903,129
Music -
Customers	541,692	602,564	630,767
Intersegment	18,740	16,675	16,891
Total	560,432	619,239	647,658
Financial Services -
Customers	1,077,604	1,066,319	1,080,284
Intersegment	6,025	6,750	7,220
Total	1,083,629	1,073,069	1,087,504
All Other -
Customers	297,648	241,104	202,344
Intersegment	87,909	91,092	64,634
Total	385,557	332,196	266,978
Corporate and elimination	(380,140)	(342,968)	(298,096)
Consolidated total	8,215,880	8,105,712	7,603,250

G&NS intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Operating income (loss):
Mobile Communications	(217,574)	(61,435)	10,164
Game & Network Services	48,104	88,668	135,553
Imaging Products & Solutions	38,790	69,320	47,257
Home Entertainment & Sound	24,102	50,558	58,504
Semiconductors	96,214	14,500	(7,811)
Components	(7,515)	(42,919)	(60,445)
Pictures	58,527	38,507	(80,521)
Music	58,190	86,509	75,798
Financial Services	193,307	156,543	166,424
All Other	(94,172)	1,667	30,861
Total	197,973	401,918	375,784
Corporate and elimination	(129,425)	(107,721)	(87,082)
Consolidated operating income	68,548	294,197	288,702
Other income	25,076	66,849	14,418
Other expenses	(53,895)	(56,542)	(51,501)
Consolidated income before income taxes	39,729	304,504	251,619

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

All Other includes the results of the PC business and the disc manufacturing business (Refer to Notes 13 and 25). For the fiscal year ended March 31, 2015, the PC business results include sales company fixed costs which were allocated based on historical results.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business (Refer to Notes 19 and 25), and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ended March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 31,780 million yen is included in Corporate and elimination for the fiscal year ended March 31, 2017. Conversely, an increase in expenses totaling the same amount is included in each of the following business segments: 2,771 million yen in the MC segment, 2,739 million yen in the G&NS segment, 3,413 million yen in the IP&S segment, 13,075 million yen in the HE&S segment, 3,727 million yen in the Semiconductors segment, 1,462 million yen in the Components segment, 2,569 million yen in the Pictures segment and 2,024 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Equity in net income (loss) of affiliated companies:
Mobile Communications	(534)	(186)	(79)
Game & Network Services	—	—	—
Imaging Products & Solutions	(70)	—	—
Home Entertainment & Sound	—	—	—
Semiconductors	—	—	—
Components	—	—	—
Pictures	(742)	(981)	(35)
Music	3,471	3,801	5,435
Financial Services	(782)	(645)	(3,601)
All Other	2,578	249	1,843
Consolidated total	3,921	2,238	3,563
Depreciation and amortization:
Mobile Communications	24,128	24,186	19,794
Game & Network Services	18,336	20,798	25,486
Imaging Products & Solutions	31,946	27,612	25,442
Home Entertainment & Sound	25,238	21,781	19,830
Semiconductors	78,474	100,964	102,328
Components	11,599	9,170	1,962
Pictures	19,980	22,375	20,487
Music	14,644	17,795	16,124
Financial Services, including deferred insurance acquisition costs	66,223	102,270	47,056
All Other	11,507	8,597	5,445
Total	302,075	355,548	283,954
Corporate	52,549	41,543	43,094
Consolidated total	354,624	397,091	327,048

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales and operating revenue:
Mobile Communications	1,409,179	1,121,925	752,688
Game & Network Services
Hardware	733,757	721,829	598,373
Network	351,467	529,318	714,924
Other	206,922	228,628	268,271
Total	1,292,146	1,479,775	1,581,568
Imaging Products & Solutions
Still and Video Cameras	478,099	428,777	351,834
Other	218,789	248,454	219,665
Total	696,888	677,231	571,499
Home Entertainment & Sound
Televisions	835,068	797,764	720,557
Audio and Video	396,814	354,946	311,771
Other	3,804	2,375	1,887
Total	1,235,686	1,155,085	1,034,215
Semiconductors	535,398	599,430	659,779
Components	213,812	194,564	172,772
Pictures
Motion Pictures	434,253	447,355	409,363
Television Productions	252,456	270,115	271,886
Media Networks	189,605	218,357	219,981
Total	876,314	935,827	901,230
Music
Recorded Music	383,350	412,718	388,948
Music Publishing	70,959	71,258	66,541
Visual Media and Platform	87,383	118,588	175,278
Total	541,692	602,564	630,767
Financial Services	1,077,604	1,066,319	1,080,284
All Other	297,648	241,104	202,344
Corporate	39,513	31,888	16,104
Consolidated total	8,215,880	8,105,712	7,603,250

Geographic Information:

Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2015, 2016 and 2017 and property, plant and equipment, net as of March 31, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales and operating revenue:
Japan	2,233,776	2,317,312	2,392,790
United States	1,528,097	1,733,759	1,673,768
Europe	1,932,941	1,881,329	1,634,683
China	546,697	540,497	557,995
Asia-Pacific	1,052,453	959,171	866,712
Other Areas	921,916	673,644	477,302
Total	8,215,880	8,105,712	7,603,250

	Yen in millions
	March 31
	2016	2017
Property, plant and equipment, net:
Japan	625,143	580,453
United States	99,743	101,167
Europe	31,738	24,273
China	19,884	13,466
Asia-Pacific	37,042	34,575
Other Areas	7,268	4,265
Total	820,818	758,199

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden

(2) Asia-Pacific:	India, South Korea and Oceania

(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2015, 2016 and 2017.

29.     Subsequent events

On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer is approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars, all of which is subject to customary post-closing adjustments. As the result of the transfer, Sony expects to recognize a gain on transfer totaling approximately 27,000 million yen in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2018.